UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012.

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LAN Airlines S.A. hereby incorporates by reference into the Registration Statement on Form F-4 (Reg. No. 333-177984) filed with the SEC on November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012, this report relating to its press release on the extension of the exchange offer expiration date from June 11, 2012 to June 21, 2012.

Combination of LAN and TAM reaches 94.4% approval and exchange offer is extended 10 days

Santiago, Chile, June 12, 2012 – LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”) announce at the scheduled expiration time of the offer of Holdco II S.A. (“Holdco II”), a newly formed entity to be merged into LAN, to exchange TAM shares for LAN BDRs in Brazil and LAN ADRs in the United States, at a ratio of 0.9 shares of LAN for each TAM share, that the number of TAM shares tendered plus the TAM shares to be contributed by the controlling shareholders of TAM represented 94.4% of the outstanding TAM shares. The number of tendered shares was not sufficient to satisfy the 95% squeeze-out condition set forth in the exchange offer documents. Unless this condition is satisfied, TAM will not be able to mandatorily redeem any TAM shares not acquired in the exchange offer or contributed by the controlling shareholders of TAM.

Based on these results, LAN and Holdco II waived the squeeze-out condition and extended the exchange offer for 10 calendar days. The exchange offer will now expire at 5:00 P.M. Eastern Daylight Time (6:00 P.M. Sao Paulo Time) on June 21, 2012, and, subject to the satisfaction of the other completion conditions set forth in the exchange offer documents, the auction on BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros will occur at 9:00 A.M. Eastern Daylight Time (10:00 Sao Paulo Time) on June 22, 2012.

At the scheduled expiration time of the exchange offer, a total of 74,999,004 shares were validly tendered and not withdrawn, which represented 89.46% of the outstanding TAM shares not owned by the controlling shareholders of TAM. Together the tendered shares and the shares owned by the controlling shareholders of TAM represent 147,836,864 shares or 94.4% of the outstanding shares of TAM.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Offer was made only pursuant to the Offer to Exchange/Prospectus forming part of Registration Statement on Form F-4 (Reg. No. 333-177984) filed by LAN and Holdco II with the U.S. Securities and Exchange Commission on November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012 and the exchange offer documents published or made available to investors in Brazil.

Contact LAN Airlines S.A.

External Communications

(562) 565 3878

Comunicaciones.externas@lan.com

www.lan.com

www.lan.com/es_cl/sitio_personas/prensa-lan

Contact TAM S.A.

Press Relations

(11) 5582-9748 / 7441 / 7442 / 2572 / 8795 / 2578

Planta: (11) 8644-0128

www.tam.com.br

www.tam.com.br/imprensa

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination of LAN Airlines S.A. and TAM S.A. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT

This document relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement on Form F-4 (Registration No. 333-177984) filed with the SEC by LAN and Holdco II S.A. (“Holdco II”) which has been declared effective by the SEC and the offer to exchange/prospectus included therein. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that LAN and Holdco II have filed or will file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER OFFERING MATERIALS AND DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2012

LAN AIRLINES S.A.

By:	/s/ Cristián Toro Cañas
	Name:	Cristián Toro Cañas
	Title:	Senior Vice President and General Counsel